                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              KAFUS INDUSTRIES LTD.
                              ---------------------
                                (Name of Issuer)

                         COMMON STOCK, WITHOUT PAR VALUE
                         -------------------------------
                         (Title of Class of Securities)

                                   482910 10 6
                                  ------------
                                 (CUSIP Number)

                                 Rose Engeldorf
                                 Senior Counsel
                              Enron Global Finance
                                1400 Smith Street
                              Houston, Texas 77002
                                 (713) 345-7370
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 March 20, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                 SCHEDULE 13D/A
CUSIP NO.:        482910 10 6


1       NAME OF REPORTING PERSON
        S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

        SE Thunderbird L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)[ ]
                                                                          (b)[X]
--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           0
    NUMBER OF       ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY              0
       EACH         ------------------------------------------------------------
    REPORTING       9      SOLE DISPOSITIVE POWER
      PERSON
       WITH                0
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES              [ ]
         CERTAIN SHARES

         N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------



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                           STATEMENT ON SCHEDULE 13D/A


NOTE: This Schedule 13D/A is being filed by SE Thunderbird L.P., which is referred to as the "Reporting Entity" or "Thunderbird." All information with respect to Kafus Industries Ltd., a British Columbia corporation (the "Issuer"), is presented to the best knowledge and belief of the Reporting Entity. The
Schedule 13D of Thunderbird filed January 3, 2000 is amended by the following:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Thunderbird held 1,999,999 shares of common stock, no par value per share, of the Issuer (the "Common Stock") and certain registration rights incident thereto. On March 20, 2000, Thunderbird sold these shares and registration rights in a private transaction to ECT Merchant Investments Corp. ("ECT Merchant"). The shares were sold for approximately $6.8125 per share. In a
Schedule 13D/A filed concurrently herewith, Enron Corp., Sundance Assets, L.P., and ECT Merchant Investments Corp. are separately reporting the changes in their beneficial ownership of securities of the Issuer that have been occasioned by this and other transactions. Since Thunderbird now beneficially owns less than five percent of the Common Stock, it will no longer file reports pursuant to Rule 13d.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 1. Purchase and Sale Agreement dated March 20, 2000 between Thunderbird and ECT Merchant

                  Exhibit 2. Assignment and Assumption Agreement dated March 20, 2000 between Thunderbird and ECT Merchant



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         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: April 11, 2000         SE THUNDERBIRD L.P.
                               By: Blue Heron I LLC, its general partner
                               By: Whitewing Associates L.P., its sole member
                               By: Whitewing Management LLC, its general partner
                               By: Egret I LLC, its managing member


                               By: /s/ Ben F. Glisan, Jr.
                                  -------------------------
                               Name:   Ben F. Glisan, Jr.
                                    -----------------------
                               Title:  Vice President
                                     ----------------------



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                                 EXHIBIT INDEX


                  Exhibit 1. Purchase and Sale Agreement dated March 20, 2000 between Thunderbird and ECT Merchant

                  Exhibit 2. Assignment and Assumption Agreement dated March 20, 2000 between Thunderbird and ECT Merchant